UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X **Form C: Offering Statement**

Form C-U: Progress Update:

Form C/A: Amendment to Offering Statement:

> **Check box if Amendment is material and investors must reconfirm within five business days.**

Form C-AR: Annual Report

Form C-AR/A: Amendment to Annual Report

Form C-TR: Termination of Reporting

Name of issuer: NBS Fund 2 LLC

Legal status of issuer:

Form:	Limited Liability Company
Jurisdiction of Incorporation/Organization:	TX
Date of organization:	May 21, 2025

Physical address of issuer: 9355 John W. Elliot, Suite 25581, Frisco, Texas 75033

Website of issuer: http://www.nbscapitalgroup.com

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: Andes Capital Group LLC

CIK number of the intermediary: 0001348811

SEC file number of intermediary: 8-67202

CRD number, if applicable, of intermediary: 139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
 3% of offering proceeds; $3,000 onboarding

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to
acquire such an interest:
 N/A

Type of security offered: Class A membership interests

Target number of securities to be offered: 250,000

Price (or method for determining price): 1.00

Target offering amount: 250,000.00

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): 5000000.00

Deadline to reach the target offering amount: August 15, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0.00

Total Assets:	Most recent fiscal year-end:	0	Prior fiscal year-end:	n/a
Cash & Cash Equivalents:	Most recent fiscal year-end:	0	Prior fiscal year-end:	n/a
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	n/a
Short-term Debt:	Most recent fiscal year-end:	98,125	Prior fiscal year-end:	n/s
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	n/a
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	n/a
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	n/a
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	n/a
Net Income:	Most recent fiscal year-end:	-98,125	Prior fiscal year-end:	n/a

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**	X	**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**Delaware**	**DE**	X	**North Carolina**	**NC**	X	**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**	X	**British Columbia**	**A1**

X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD	X	Quebec	A8
X	Kentucky	KY	X	Tennessee	TN	X	Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX	X	Yukon	B0
X	Maine	ME	X	Utah	UT	X	Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

NBS Fund 2 LLC
(Issuer)

/s/ Richard Amoedo, Manager
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richad Amoedo
(Signature)

Manager

September 16, 2025
_____
(Date)

/s/ Eric Hill
_____
(Signature)

Manager
_____
(Title)

September 16, 2025
_____
(Date)

Exhibit A

EXHIBIT A TO FORM C – OFFERING STATEMENT

NBS FUND 2 LLC
Target Offering Amount of $250,000
Maximum Offering Amount of $5,000,000

NBS Fund 2 LLC (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $250,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of the Company's limited-voting Class A membership interests (the "**Securities**" or "**Class A Units**") at a price of $1.00 per Class A Unit (this "**Offering**"). The minimum amount that an investor may invest in the Offering is $500, which may be waived by the Company in its sole discretion for any reason or no reason at all. We must raise an amount equal to or greater than the Target Offering Amount by August 15, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Investors investing a minimum aggregate amount of $5,000 in the first 120 days from the date of this offering statement will receive additional Class A Units ("**Bonus Units**") as follows:

$5k-$9,999.99 investment receives 3% Bonus Units
$10k-$14,999.99 investment receives 4% Bonus Units
$15k+ investment receives 5% Bonus Units

Bonus Units are based on cumulative investment amounts aggregated over the applicable 120-day Bonus Unit investment period. Bonus Units will be issued after closing of such 120-day period.

Securities are being offered on a "best efforts" basis. This offering will terminate at the earlier to occur of: (i) all Securities offered hereby being sold, (ii) the Offering Deadline, or (iii) such earlier date as determined by the Company.

	Price to Investors	Service Fees and Commissions (2)	Net Proceeds(2)

Minimum Individual Purchase Amount	$ 500.00	$ 15.00	$ 485.00
Target Offering Amount	$ 250,000.00	$ 12,500.00	$ 237,500.00
Maximum Offering Amount	$5,000,000.00	$ 150,000.00	$4,850,000.00

(1)   The Company has engaged Andes Capital Group LLC (the "**Intermediary**"), a broker dealer registered with the Financial Industry Regulatory Authority (FINRA), as its regulated offering intermediary in connection with this offering. The Intermediary will receive fees equal to 3% of the amount of offering proceeds raised through this offering.

(2)   This figure excludes all Offering expenses other than the commission payable to the Intermediary, such as attorneys' fees, marketing expenses, audit fees, and a $3,000 onboarding fee paid to the Intermediary.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BELOW.

Investment in the Securities may face the following risks, which are not all of the risks that investors may experience:

● The Company has no operating history for investors to evaluate.
● Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Class A Units.
● The Company has not selected any assets, which makes investment in the Company more speculative.
● The Company will subject to all the risks attendant to investing, holding, operating, and selling real estate, including but not limited to, market fluctuations, title defects, uninsured losses, environmental liability, ADA compliance, potential litigation from third parties including tenants, budget overages, competition for tenants and buyers, unknown defects, and vacancies.
● If the Company were required to register as an investment company subject to the Investment Company Act of 1940, as amended (the "**Investment Company Act**") or if the Company's Manager were required to register as an investment adviser under the Investment Advisor Act of 1940, as amended (the "**Advisor Act**"), it would be required to spend significant time and financial resources complying with the applicable act(s) or could be forced to cease operations. We also would not be eligible to use Regulation CF if we were found to be an investment company.
● Conflicts may exist among our Manager and its employees or affiliates and we do not have a conflicts of interest policy. We have waived certain fiduciary duties of our Manager relating to such potential conflicts.
● The Securities acquired in this offering may be significantly diluted as a consequence of Bonus Units and future equity financings, which may be on terms more or less favorable than those in this offering.
● There is currently no public trading market for our Securities.
● There is no guarantee of a return on an Investor's investment.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is September 15, 2025.

TABLE OF CONTENTS

ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This offering statement, the Form C to which it relates, and any documents included as Exhibits or incorporated by reference herein and therein ("**Form C**") contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to NBS Fund 2 LLC, a Wyoming limited liability company, together with our wholly and majority owned subsidiaries, if any.

The Company

The Company was organized by NBS Capital LLC ("**Sponsor**") as a limited liability company in Wyoming on May 21, 2025. The Company has been formed to acquire, operate, hold and sell a portfolio of real estate assets, primarily consisting of multi-family and commercial income-producing properties. We intend to focus our investments in the Sunbelt states, including Texas, Oklahoma, Tennessee, the Carolinas, and Florida. We intend to operate so that we are acquiring fee simple interests in the real estate assets, directly or through wholly owned subsidiaries, although we may joint venture or use co-investment vehicles; provided that, we intend to operate so as to not be classified as an investment company. We do not intend to acquire any existing businesses or operations of the properties we acquire and will put in our own in-house or third-party property managers and operators, systems, and branding.

Management

The Company's manager is NBS Management LLC, a Wyoming limited liability company ("**Manager**"). Our Manager is owned and managed by Richard Amoedo and Eric Hill. Such Manager will be responsible for managing all Company assets and operations and performing all other duties prescribed for in our company agreement dated May 21, 2025, as may be amended from time to time ("**Company Agreement**"). No other person shall have any right or authority to act for or bind the Company except as permitted in our Company Agreement or as required by law. Our Manager will have no personal liability for the obligations of the Company.

Investment Objectives

The Company is raising funds in this offering to capitalize the acquisition and operation of real estate assets. The Company has the following objectives:

Invest primarily in multi-family properties with potential for investment into other income producing real estate and land and operate such investments to provide income for investors.

Provide cash for distribution to the members via revenues generated from property operations and sales.

Provide the Company's members with the opportunity to passively participate in the beneficial ownership of real estate without the time, cost or knowledge required for direct investment.

Provide the Members with limited liability through the limited liability company structure.

Capital Structure

The Company is authorized to issue Class A and Class B membership interests ("**Units**"). The Company is authorized to issue up to 100,000,000 Class A Units and 100 Class B Units. The Company intends to raise up to $5,000,000.00 via the sale of Class A Units in this Offering and to try to raise additional capital through other exempt offerings. Class A Units have limited voting rights and are entitled to vote on only a select number of matters enumerated in the Company Agreement and below in this Form C.

Conflicts of Unit

The proposed method of operation of the Company creates certain inherent conflicts of interest among the Company, our Manager, our members, and their Affiliates. Our Manager, the members, and their affiliates may act, and are acting, as managers of other limited liability companies, as general partners of partnerships, or in a managerial capacity in other businesses. Our Manager and its affiliates may be involved with or become involved with similar investments or businesses. Payments to our Manager and its affiliates for services rendered to the Company have not been and will not be determined by arm's length negotiations.

The Wyoming Limited Liability Company Act ("WLLCA") contains certain provisions that provide for fiduciary duties on a limited liability company's manager (including the duties of loyalty and care) but allow the members of the limited liability company to change or limit these duties by mutual agreement. Pursuant to the Company Agreement, the members have waived such fiduciary duties to the maximum extent permitted. Our Manager may compete with the Company and is not required to present corporate opportunities to the Company. Notwithstanding the foregoing, in the event our Manager or its affiliates organizes a new commingled fund with investment objectives and strategies substantially similar to those of the Company, our Manager must create allocation policies to govern how investment opportunities will be equitably allocated between the Company and the new fund, as reasonably determined by our Manager.

Distributions

Subject to the availability of Distributable Cash (defined below), Class A Unit holders will generally receive an 8% cumulative but non-compounding preferred return and 70% of remaining Distributable Cash. Class B Unit holders will receive all remaining Distributable Cash. Distributions will be made quarterly to the extent that there is Distributable Cash available, of which there can be no assurance. There can also be no assurance as to the timing of any distribution or that we will make any distributions at all. There can be no guarantees as to any returns investors may receive, or that investors will not lose their entire investments. Our Manager may reinvest proceeds from the sale or refinance of any of Company properties.

Transfer Restrictions

Our Company Agreement (attached as Exhibit C) contains significant restrictions on transfer of Units. Our Manager may refuse a transfer by a holder of its Unit(s) for any number of reasons. Furthermore, as our Units are not registered under the Securities Act, transfers of our interests may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. Specifically, under Regulation CF, Class A Units sold in this offering may not be transferred for at least one year except for certain permitted transfers. In addition, there is no market for our Units, and none is likely to develop in the future.

The Offering

We are offering a Target Offering Amount of $250,000 and a Maximum Offering Amount of $5,000,000 in Class A Units of the Company. Class A Units are being sold in this Offering for $1.00 per Unit. The minimum investment for any investor is $500, unless waived by the Company. If the Target Offering Amount has not been raised by the Offering Deadline of August 15, 2026, this Offering will be terminated and investor funds will be returned without interest or deduction.

Investors investing a minimum aggregate amount of $5,000 in the first 120 days from the date of this offering statement will receive Bonus Units as follows:

$5k-$9,999.99 investment receives 3% Bonus Units
$10k-$14,999.99 investment receives 4% Bonus Units
$15k+ investment receives 5% Bonus Units

Bonus Units are based on cumulative investment amounts aggregated over the applicable 120-day Bonus Unit investment period. Bonus Units will be issued after closing of such 120-day period.

Class A Units are being offered on a "best efforts" basis. We have engaged Andes Capital Group LLC as our Regulation CF intermediary. The Company has also engaged affiliates of the Intermediary to provide certain related services.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

All offering proceeds will be held in an escrow account with North Capital Private Securities Corporation ("**Escrow Facilitator**") until the closing of such funds. Once we have raised the Target Offering Amount and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter. Our Manager and its members or their affiliates may purchase Class A Units on the same terms as other investors.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The Company has no operating history for investors to evaluate.

The Company was recently formed and has not generated any revenues and has no operating history upon which prospective Investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

If our Manager fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and our business could suffer.

The Company's future depends, in part, on our Manager's ability to attract and retain key personnel. Our future also depends on the continued contributions of the managers and other key personnel of our Manager, each of whom could be difficult to replace.

We may need additional capital, and the sale of additional Units or other equity securities could result in additional dilution to our members.

We may require additional capital for additional property investments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our members, in an amount that cannot be determined at this time. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Class A Units.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

The Company will be subject to those general risks relating to the ownership of real estate.

The Company's economic success will depend upon the sale of properties. No assurance can be given that certain assumptions as to the future profits from Company operations will be accurate, since such matters will depend on events and factors beyond the Company's and our Manager's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in the relative popularity of the Property and in real estate as an investment class;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing development, capital improvement, and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of the Property, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

The profitability of the properties is uncertain.

The Company intends to sell properties after approximately 3-5 years. If demand for such properties drops due to economic or other conditions, the Company may find it difficult to sale the properties, which could negatively affect revenue. In addition, the properties may compete with other properties in the area to attract buyers, which could make it difficult for the Company to dispose of the properties.

Vacancies and tenant defaults may reduce revenues.

The Company will depend on rental income to pay operating expenses. Vacant units and/or payment defaults by tenants could reduce the amount of revenue that might otherwise be available for payment of its expenses and/or distribution to the Members. Significant Company expenditures such as real estate taxes, insurance and maintenance costs are generally not reduced when circumstances cause a reduction in income from the rented properties.

A vacancy or default of a tenant on the rent due will cause the Company to lose the revenue and if enough effective vacancies occur, it could cause the Company to have to find an alternative source of revenue to meet its operating expenses. In the event of a tenant default, the Company may experience delays in enforcing its rights as landlord and may incur substantial costs in evicting the tenant and re-renting the affected unit.

If the Company is not able to sell the properties, the economic success of an investment in the Company could depend to a great extent upon the results of operations of the properties, some of which are outside the Company's control.

Fluctuations in vacancy rates, rent schedules, and operating expenses can adversely affect operating results or render the sale or refinancing of the properties difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy of the properties, future rental appreciation, future cost of capital improvements, or future cost of operating the properties will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors include continued validity and enforceability of the leases, vacancy rates for properties similar to the Company's properties, financial resources of tenants, rent levels near the properties, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, rent control, and other risks.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash. The Company does not intend to hold properties long-term, however, it may not be able to liquidate properties promptly in response to economic or other conditions, which could affect the investors' ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, the property could experience increases in storm intensity and rising sea-levels causing damage to our property and result in higher vacancy. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our Property in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

Real estate projects may suffer losses that are not covered by insurance.

Material losses to real estate properties may occur in excess of insurance proceeds with respect to any property as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of insured limits occurs on the Property, the Company could lose anticipated future revenues.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.

The Company does not intend to incur debt. If it elects to do so, while investors will not be personally liable for these obligations, and our Manager may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

Our properties may be subject to foreclosure if a default under any mortgage loan occurs.

The Company does not intend to use debt financing but reserves the right to do so. Any mortgage loan secured by the properties will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The market in which the Company participate is competitive and, if it does not compete effectively, its operating results could be harmed.

The Company will compete with many others engaged in real estate in general, including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. This market is competitive and rapidly changing. Significant increases in the number of buyers for properties or sellers of properties which compete with the types of properties the Company expects to acquire could make it difficult for the Company to compete and could harm its ability to generate sufficient income from its operations.

The properties or a portion of the properties could become subject to eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the properties and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the properties.

The Company's ability to sell the properties as intended may be adversely affected by such regulations, which could affect returns therefrom.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

The properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

Lawsuits may arise between the Company and its tenants if the Company is forced to rent space on some of the properties, resulting in lower cash distributions to investors.

Disputes between landlords and tenants are common. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the Company and a tenant it is likely that the Company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

The failure of the properties to be sold at a profit would most likely preclude our investors from realizing an attractive return on their interest ownership.

There is no assurance that real estate investments made by the Company will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, which are beyond our control. We cannot predict whether we will be able to sell the properties for a certain price, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find willing purchasers.

The Company may experience liability for alleged or actual harm to third parties and costs of litigation.

Owning the properties subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our Manager may be delayed or prevented from implementing the business plan of the Company.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the properties; however, it is possible that we will not discover certain material facts about the properties.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

An investment in the Company raises significant tax issues, and the tax treatment of an investment in the Company may vary significantly from investor to investor.

Please carefully review the below risks, among others, and review the section entitled "Material Tax Considerations." You should also consult your own tax adviser about the specific tax consequences to you before investing.

- The tax allocation of the Company's income and loss may be challenged by the Internal Revenue Service.

- An audit of the Company's return by the Internal Revenue Service may lead to adjustments to the Members' tax returns and an audit of the Members' tax returns.

- Under the Bipartisan Budget Act of 2015, which took effect in January of 2018, the Company must designate a Partnership Representative for each tax year. Federal law gives the Partnership Representative significant discretion in the event of an audit by the Internal Revenue Service, including the sole authority to make elections that bind the Company and all of the Members. While it is the intent of the Company that the Partnership Representative do what is in the best interests of the Company, actions taken by the Partnership Representative may have a negative effect on one or more current or former Members.

- Any tax benefits from ownership of interest in the Company will not be available unless the Company and the Company's Members have a profit motive.

- Laws affecting the tax effect of ownership in the Company may change

The Company has not requested an IRS ruling as to its partnership tax status.

Partnerships are generally pass-through entities for tax purposes, meaning that the income and deductions pass through to the individual partners rather than being taxed at the entity level. If the Company's tax status as a partnership is reclassified as a corporation by the IRS, it can have several implications and risks for both the Company and its members including, but not limited to, the following:

- Double Taxation: Corporations are subject to double taxation, meaning that the corporate income is taxed at the entity level, and then any distributions or dividends to shareholders are taxed again at the individual level. This is different from partnerships, which are pass-through entities, and income is only taxed at the individual partner level.

- Loss of Pass-Through Benefits: Partnerships enjoy pass-through taxation, where profits and losses flow through to the individual partners. If reclassified as a corporation, the entity loses this pass-through treatment, and income is taxed at both the corporate and individual levels.

- Change in Tax Rates: Corporate tax rates may be different from individual tax rates. Reclassification could result in partners facing higher or lower tax rates on their share of the income.

- Additional Compliance Requirements: Corporations have different reporting and compliance requirements than partnerships. This includes filing corporate tax returns and adhering to corporate governance and regulatory standards.

- Changes in Deductibility: Some deductions and credits available to partnerships may not be available to corporations, and vice versa. The reclassification could impact the ability to claim certain tax benefits.

- Impact on Members' Basis: The tax basis of a partner's interest in the partnership affects the taxation of distributions and sales of partnership interests. Reclassification may alter the members' basis calculations.

- Potential Legal and Structural Changes: Reclassifying as a corporation may require changes to the legal and structural aspects of the entity.

Certain investors could be subject to Unrelated Business Income Tax ("UBIT").

An investor who is tax exempt (such as a charitable organization), or who acquires Class A Units through a tax-exempt vehicle (such as an Individual Retirement Account) may be subject to UBIT. Our Manager recommends that Investors contact their qualified tax advisor to determine how/whether the application of UBIT may apply to them.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended, and none of our Manager or its or members is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("**Investment Advisers Act**"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and Our Manager have taken the position that the Property is not a "security" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus our Manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or our Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company. Further, if the Company were deemed an investment company, it would not be permitted to sell Securities in this Offering.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Our Company Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of Our Manager.

Our Company Agreement provides that Our Manager, in exercising its rights in its capacity as Manager, will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Company Agreement, the Wyoming Business Organizations Code, or under any other law, rule or regulation or in equity.

Conflicts may exist among our Manager and its employees or affiliates.

Our Manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Manager and not the Company nor the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Issuer, our Manager and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

There may be conflicting interests of investors.

Our Manager will determine whether or not to acquire or liquidate properties. When determining to acquire or liquidate properties, our Manager will do so considering all of the circumstances at the time, which may include the best interests of some but not all of the investors.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Class A Units.

Investors should be prepared to keep their investment with the Company indefinitely.

The Company is expected to operate for a minimum of 3-5 years before seeking Class A unit approval to continue operations. When the Company liquidates, there is no guarantee that investors will receive any particular return or even a return of their invested capital. Investors who invest with the Company should be prepared to keep their funds invested with the Company indefinitely until the Company ceases operations, which may be three years or longer. While investors may transfer their Units under certain conditions, there is no public market for the Company's securities, and one is not anticipated to develop.

The terms of our Company Agreement make it difficult to end our relationship with our Manager.

Under the terms of our Company Agreement, our Manager may only be removed for *"good cause"* upon a vote of 75% of the Units (excluding those held by our Manager and its affiliates).

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may experience investment delays.

There may be a delay between the time an investor's subscription is accepted by the Company and the time the proceeds of this offering are deployed. During these periods, the Company may invest these proceeds in short-term certificates of deposit, money-market funds, or other liquid assets with FDIC-insured and/or NCUA-insured banking institutions, which will likely not yield a return as high as if deployed in our operations. Alternatively, the Company may invest proceeds waiting to be deployed into cryptocurrencies that our Manager has determined to not qualify as securities. Investing in such cryptocurrencies would subject the Company to more potential risk of loss and volatility than the above mentioned insured banking products, but may also offer the Company the potential for higher returns during periods while it is waiting to deploy capital.

Blockchain technology is a relatively new and untested technology. The risks associated with blockchain technology may not emerge until the technology is widely used.

A blockchain is an open, distributed ledger that records transactions between two parties in a verifiable and permanent way using cryptography. Transactions on the blockchain are permanently recorded on the blockchain in collections of transactions called "blocks." Blockchain networks are based upon software source code that establishes and governs their respective cryptographic systems for verifying transactions.

Blockchain is a nascent and rapidly changing technology that is novel and untested and may contain inherent flaws or limitations. Blockchain systems could be vulnerable to fraud, theft, destruction or inaccessibility and there can be no assurances that the blockchain and the creation, transfer, or storage of the tokens created on blockchain will be uninterrupted or fully secure.

Technological developments may lead to technical or other flaws (including undiscovered flaws) in the underlying blockchain technology, including in the process by which transactions are recorded to a blockchain or the development of new or existing hardware or software tools or mechanisms, which could negatively impact the functionality of the blockchain systems, all of which could impact the participation of potential investors and negatively impacting potential liquidity and value of the Series Interests.

The regulatory regime governing blockchain technologies and digital assets is uncertain, and new regulations or policies may adversely affect the Company's business plan.

Regulation of digital assets, blockchain technologies, and token exchanges is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly by type of token and among international, federal, state, and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such tokens. Failure by the Company or certain users to comply with any laws, rules, and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines. This could adversely affect the Company's business plan, which involves acquiring, holding, and selling digital assets.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations.

In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special licenses for virtual currency business activities in the State of New York.

Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the SEC, and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of nine (9) existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, tokens may be adversely affected.

Recent disruptions in the cryptocurrency markets could negatively impact our reputation, invite increased regulation, and make it more difficult to raise capital needed to purchase digital assets.

Recent disruptions in the cryptocurrency markets have resulted in increased interest in governmental regulation of all forms of digital representations of assets. Increased regulation or decreased investment could hinder our ability to purchase digital assets or generate returns, and could negatively impact the potential liquidity and value of our digital assets.

Use of digital asset exchanges and custodians may subject us to risks.

Investors should be aware that while the Company may open accounts with different digital asset exchanges to try its best to reduce the risks of theft, loss, damage, destruction, malware, hackers or cyber-attacks, a lack of stability in the digital asset exchange market and the closure or temporary shutdown of a digital asset exchange due to fraud, business failure, hackers or malware, or government-mandated regulation could significantly hinder these efforts by the Company and may reduce confidence in the cryptocurrency market and result in greater volatility. These potential consequences will adversely affect the Company's investments and consequently an investment in Securities.

The digital asset exchanges on which digital assets trade are relatively new and largely unregulated and may therefore be more exposed to theft, fraud, and failure than established regulated exchanges for other products. In general, digital asset exchanges are currently start-up businesses with no institutional backing, limited operating history, and publicly available financial information.

Digital asset exchanges and custodians are targets for cybercrime, hackers, and malware. It is possible that while engaging in transactions with various digital asset exchanges located throughout the world, any such exchange may cease operations due to theft, fraud, security breach, liquidity issues, or government investigation. In addition, banks may refuse to process wire transfers to or from exchanges.

Use of digital asset exchanges to trade crypto assets and the volatility of crypto asset prices.

Investors should be aware that the Company's investments in digital assets are subject to extreme price volatility. The Company will initially limit its cryptocurrency asset investments to Bitcoin (BTC) and Ether (ETH) and then may also invest into other cryptocurrencies our Manager later determines are not securities. The value of these assets can fluctuate widely within a single day due to market-driven factors such as supply and demand, market sentiment, regulatory news, technological developments, and broader macroeconomic factors. This volatility may be amplified by the relatively illiquid nature of the market, where large trades by investors can significantly impact the market price.

The Company's operating results may, therefore, vary significantly over short periods, leading to pronounced fluctuations into the financial position and operating results reported in consecutive financial statements. Investors should have a high-risk tolerance and the ability to absorb the loss of their entire investment.

Risks Related to the Offering and Securities

We are dependent on the funds to be raised in this offering in order to be able to implement our business plan.

We have not generated any revenues and we are dependent on the proceeds from this offering to provide funds to implement our business model. The uncertainty of the amount of Securities that we will sell makes it difficult to predict our planned operations. If we do not raise sufficient funds in this offering, we will not be able to implement our business plan, may need to seek capital elsewhere (on more or less favorable terms than offered here) or may have to cease operations altogether.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although the Company will generally invest the net proceeds of the Offering into purchasing, and selling the properties, our Manager of the Company has broad discretion in how to utilize them.

Our Manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company have the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Class A Units may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Class A Units you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired.

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $1.00 per-Unit price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Securities at the $1.00 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Class A Units is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

The securities acquired in this offering may be significantly diluted as a consequence of other equity financings and our issuance of Bonus Units.

The Company's equity securities will be subject to dilution. The Company's equity securities could be subject to dilution via the creation and sale of additional classes of Units in the Company, which may have priority over the securities offered in this offering or through the sale of additional Class A Units. In addition, the Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Whether such securities will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which securities will have preferential distributions and will have the effect of diluting investors in this Offering.

Additionally, if we issue Bonus Units pursuant to this Offering, some investors may experience dilution. Investors receiving Bonus Units are effectively receiving a discount on the Securities they purchase. Bonus Securities have identical rights, privileges, preferences as well as restrictions to the Class A Units to be purchased by investors. The issuance of bonus Securities could cause immediate dilution to your investment.

The purchase prices for the Class A Units have been arbitrarily determined.

The purchase price for the Class A Units for this offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the purchase and development costs of the Property, the Company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by our Manager and general economic conditions.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Class A Units are being offered, the Class A Units may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Company Agreement that prohibit transfers unless approved by Our Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Company Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from sale of the properties will be different than the returns anticipated by our Manager and/or that these returns may not be realized in the timeframe projected by our Manager, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management and may divert attention from management of the Company.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements

Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the Company arising out of or relating to these agreements. By signing the Subscription Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If you bring a claim against the Company in connection with matters arising under the Subscription Agreement, other than claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the state of Wyoming, regardless of convenience or cost to you, the investor

As part of this investment, each investor will be required to agree to the terms of the subscription agreement. In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in Wyoming, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the U.S. federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Wyoming law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

We are relying on the exemption for insignificant participation by benefit plan investors under ERISA.

The Plan Assets Regulation of the Employee Retirement Income Security Act of 1974 ("ERISA") provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is "significant" if, at any time, 25% or more of the value of any class of equity interest is held by benefit plan investors. Because we are relying on this exemption, do not intend to accept investments from benefit plan investments of 25% or more of the value of any class of equity interest, although we may waive such limit.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

MANAGEMENT AND KEY PERSONS

The Company operates under the direction of our Manager, NBS Management LLC, a Wyoming limited liability company, which is responsible for directing the operations of our business, directing the day-to-day affairs, and implementing the investment strategy of the Company. Our Manager is managed and owned by Richard Amoedo and Eric Hill. The managers of our Manager and other members who will serve our Manager in advisory and management roles are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

NBS Management LLC

Name	Position and Offices Held	Term of Office
Eric Hill	manager	May 2025 - Present
Richard Amoedo	manager	May 2025 - Present

Richard Amoedo:

Richard Amoedo is a lifelong entrepreneur with more than 30 years of experience founding and operating companies across various sectors, including construction, mortgage finance, private equity lending, and capital raising.

His expertise spans team development, business strategy, and market differentiation, with a strong emphasis on results-driven leadership. Throughout his career, Richard has demonstrated exceptional talent in recruiting, business development, and public speaking. He is known for his ability to identify complex challenges and deliver innovative, actionable solutions.

March 2020 to December 2023

Global Master Distributor for Velovita - a multinational health and wellness company

- Spearheaded global expansion strategy, establishing and supporting a network of regional leaders and distributors in over 70 countries
- Provided strategic leadership and mentorship to top-performing teams, driving consistent sales growth and sustainable organizational duplication
- Accountable for overall field development, including onboarding systems, training programs, and performance coaching across international markets
- Collaborated with corporate leadership to shape compensation plans, promotional campaigns, and product rollouts that aligned with distributor feedback
- Acted as the primary liaison between field leaders and company executives, ensuring clear communication and alignment of global business goals
- Led international launch events, incentive trips, and leadership summits to strengthen brand culture, boost morale, and increase retention
- Achieved 55 million dollars in global sales volume and team expansion through targeted leadership development and cross-border collaboration

February 2011 - Present

Managing Partner for RAM Power, LLC – a sales and marketing consulting company

- Co-founded and led a multi-service advisory firm specializing in business brokering, sales growth strategy, and marketing execution for small to mid-sized companies

- Negotiated and closed successful business acquisitions and sales across various industries, ensuring optimal outcomes for both buyers and sellers
- Directed all phases of the transaction process, including valuation, buyer/seller matching, due diligence coordination, and deal structuring
- Developed and executed tailored sales and marketing strategies to accelerate client revenue growth and brand visibility
- Built and managed a cross-functional team of brokers, marketers, and sales professionals to deliver full-spectrum client solutions
- Consulted with business owners on exit planning, growth readiness, and go-to-market strategies to maximize valuation and strategic positioning
- Maintained a strong pipeline of qualified buyers and sellers through consistent networking, CRM management, and lead generation efforts
- Acted as primary liaison with legal, financial, and operational advisors, ensuring compliance and timely deal execution
- Drove company growth through strategic partnerships, referral programs, and thought leadership in the business development community

April 2024 - Present

Managing Partner for NBS Capital LLC – a Real Estate Investment Group

- Co-founded and led a capital raising firm specializing in connecting private investors with vetted real estate, business, and alternative investment opportunities
- Collaborated with legal, accounting, and compliance teams to prepare offering documents, investor disclosures, and fund structures
- Evaluated and curated investment opportunities through due diligence, underwriting, and market analysis to ensure alignment with investor objectives
- Developed and presented investor pitch decks, webinars, and in-person presentations to communicate value propositions and secure commitments
- Led fundraising strategy and capital campaigns, leveraging marketing, referral channels, and events to maximize reach and engagement
- Provided strategic advisory to operating partners and founders on capital stack structuring, investor alignment, and growth funding strategies

January 2025 - Present

Founder of Investor Nextdoor Club – a financial wellness and real estate education platform

- Founded a mission-driven educational platform designed to increase financial literacy and real estate investing knowledge for everyday individuals
- Developing curriculum and learning platforms that simplify complex financial topics such as budgeting, credit, debt management, investing, and property ownership
- Building strategic partnerships with industry professionals, mentors, and content creators to deliver high-value education and real-world insights
- Leading branding, platform development, and go-to-market strategy to prepare for a public launch focused on access and inclusion

- Overseeing compliance and legal structuring to ensure responsible financial education delivery and future fundraising alignment
- Actively engaging with regulatory advisors to ensure compliance with education-based investment marketing and crowdfunding initiatives

Eric Hill

Eric Hill brings a rare combination of legal proficiency and entrepreneurial vision to the organization. A graduate of Baylor University with honors, Eric holds both a Juris Doctor and a Bachelor of Business Administration. His legal practice has focused on complex real estate, corporate litigation, secured transactions, intellectual property, and business acquisitions, making him an invaluable asset to the leadership team.

In 2004, Eric transitioned into real estate development, founding a construction company specializing in starter homes. Since then, he has developed approximately 450 homes and several multifamily projects in the Dallas-Fort Worth area. His success lies in his strategic approach—buying, building, and selling at optimal price points—while leveraging his legal expertise to negotiate advantageous land deals.

Eric's deep understanding of market trends and demographic targeting enables him to execute efficient, profitable developments. His seamless transition from law to real estate underscores his adaptability and strategic insight, making him a key driver of the company's continued growth.

Eric Hill is a multidisciplinary strategist and legal advisor who brings over 20 years of experience to his work at the intersection of law, entrepreneurship, and capital markets. Over the past two years, Eric has played a central role in launching and scaling early-stage ventures, real estate investment initiatives, and complex regulatory strategies across multiple sectors including health and wellness, product manufacturing, financial education, and green construction.

In his capacity as legal counsel and co-founder of emerging companies, Eric has led the design and implementation of legal structures, negotiated high-value partnerships, and advised on multi-jurisdictional business transactions. His recent work includes:

• Structuring and advising on capital raises for investment funds and private placement offerings, including compliance oversight, investor relations, and disclosure preparation.

• Designing entity and investment structures for commercial and residential real estate syndications, with an emphasis on tax-advantaged, long-term wealth creation.

• Providing strategic legal guidance for early-stage product launches, including intellectual property protection, licensing, and national retail distribution partnerships.

• Overseeing the regulatory path and capital strategy for a medical device company positioning for IPO, offering both legal advisory and investor strategy leadership.

• Supporting the development and expansion of a sustainable construction initiative focused on hemp-based materials and environmentally responsible sealant products.

Eric is also a key partner in education and community-driven ventures. As a co-founder of a real estate and financial wellness platform, he leads curriculum strategy, legal oversight, and strategic partner engagement to make real estate education more accessible to underserved communities.

Whether acting as general counsel, strategic advisor, investor, or founder, Eric continues to deliver meaningful value to complex, mission-driven ventures that demand both legal precision and entrepreneurial agility.

Fiduciary Responsibility of Manager

The Wyoming Business Organizations Code does not directly impose fiduciary duties on limited liability company managers. However, generally, Wyoming Courts have found that managers owe fiduciary duties to the limited liability company and the other members because of the amount of control and responsibility given to the managers. The Company Agreement specifically allows our Manager to devote such time and effort to the Company's business as our Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the Members. The Company Agreement specifies that our Manager and its Affiliates shall not be required to devote full time to the Company's business.

Subject to the below limitations, our Manager and any of our Manager's affiliates may engage in and possess interests in other business ventures of any and every type or description, independently or with others. Neither the Company nor any member shall have any right, title, or interest in or to such independent ventures of our Manager. Subject to the below limitations on new comingled funds, our Manager and our Manager's affiliates may compete with the Company through any such independent venture, without liability to the Company for so doing.

Subject to the below limitations, our Manager is under no obligation to present any investment opportunity to the Company, even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account.

Notwithstanding the foregoing, in the event our Manager or its affiliates organize a new commingled fund with investment objectives and strategies substantially similar to those of the Company, our Manager must create allocation policies to govern how investment opportunities will be equitably allocated between the Company and the new fund, as reasonably determined by our Manager.

Indemnification

Our Manager is entitled to indemnification under Wyoming law and the Company Agreement. To the extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to the public policy and therefore unenforceable. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Prior Performance

None of the Company, our Sponsor, our Manager, Eric Hill or Richard Amoedo has sponsored any real estate projects or funds in the past ten years. Therefore, no prior performance information is being provided and investors should not invest in Class A Units if they believe such information to be material to their investment decision.

Management Fees

Our Manager and its affiliates will receive the following fees and reimbursements from the Company:

Asset Management Fee: Our Manager and/or designated assigns will receive an annual asset management fee of 2% of the Net Asset Value of Company Assets. "Net Asset Value" shall equal the Fair Market Value of the Company Assets less all Liabilities of the Company, as determined by an independent third-party appraiser selected by our Manager. The Asset Management Fee will be calculated as of the last day of each fiscal year and paid within 30 days thereafter.

Property Management Fee: As compensation for day-to-day management services provided, our Manager and/or an affiliated or third-party property manager will receive property management fees at market rate calculated on the monthly gross income from the properties in addition to the costs of all expenses related to the operation and maintenance of the properties. These fees will be payable monthly, or at such later time as our Manager may determine in its sole discretion.

Other Fees: Our Manager and/or its Affiliates may receive market rate fees and costs for any construction, construction management, repair and maintenance work performed, and real estate and loan brokerage fees with respect to such services provided to or with regard to each such property.

Reimbursement of Expenses: Our Manager or its Affiliates will receive reimbursement of reasonable expenses paid or incurred by our Manager or its Affiliates in connection with the Company's operations, including any legal, financial and tax reporting, and accounting costs, which may be paid from Capital Contributions, operating revenue, or reserves. Our Manager may also reimburse Members of the Company for such expenses incurred by them in connection with the Company's operations, as decided in our Manager's sole discretion. In addition, our Manager or its Affiliates will be reimbursed the fair value for provision of services to the Company at reasonable commercial rates on either an hourly or per-service basis, as permitted by Section 6.3.

Loans. Our Manager and its Affiliates may receive compensation from the Company for providing loans, including, but not limited to, purchase mortgages, refinance mortgages, and construction lines of credit. Such loans, if any, must have market rate terms that our Manager believes to be no less favorable to the Company than generally available from third parties; however, loan terms will be established by our Manager and not as a result of arm's length negotiations.

PRINCIPAL SECURITY HOLDERS

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NBS Capital LLC(1)	100 Class B Units	100.00%

1. NBS Capital LLC is 50/50 owned and controlled by Richard Amoedo and Eric Hill. Our Manager is also wholly owned by Mr. Amoedo and Mr. Hill.

DESCRIPTION OF BUSINESS

Company History

The Company was formed in Wyoming on May 21, 2025 by our Sponsor. The Company is newly formed specifically to pursue its proposed business and has no prior experience raising or investing funds or acquiring or operating properties.

The Company intends to raise capital for approximately twenty four months from formation, although our Manager will ultimately decide when the Company will stop raising capital. We intend to begin to source investments during this time and expect to acquire our first investment within six months from raising the Target Offering Amount. We intend to hold each property approximately three to five years, although the ultimate hold time for each property will be determined in our Manager's sole discretion. The Company intends to continue to acquire properties for the first three years from its formation and will require investor approval (in accordance with the Company Agreement) to acquire assets past the third year; provided that, our Manager may extend this date by six months if it reasonably believes it would be in the best interests of the Company. The Company then intends to begin to dispose of assets from years three to five, as appropriate, based on market conditions, as determined by our Manager. Our Manager intends to dissolve the Company by the fifth year from its formation; provided that, if the Manager reasonably believes that it is not in the Company's best interests to sell any property prior to year five, it may extend the above five years by up to an additional two years prior to seeking member approval to extend the life of the Company. Subject to the foregoing limitations, the ultimate timing of the sale of properties and dissolution of the Company will be determined by our Manager in its sole discretion

Investment Objectives

The Company is raising funds in this offering to capitalize the acquisition and operation of real estate assets. The Company has the following objectives:

Invest primarily in multi-family properties with potential for investment into other income producing real estate and land and operate such investments to provide income for investors.

Provide cash for distribution to the members via revenues generated from property operations and sales. The Company intends to focus on assets with strong potential for medium-term value appreciation while generating consistent short-term cash flow to provide liquidity and income to investors.

Provide the Company's members with the opportunity to passively participate in the beneficial ownership of real estate without the time, cost or knowledge required for direct investment.

Provide the members with limited liability through the limited liability company structure.

Deploy value-add strategies, disciplined underwriting, and active asset management to maximize potential income.

There may be times in between the closing of offering proceeds for any given offering and our deployment of such capital. . During these periods, the Company may invest these proceeds in short-term certificates of deposit, money-market funds, or other liquid assets with FDIC-insured and/or NCUA-insured banking institutions, which will likely not yield a return as high as if deployed in our operations. Alternatively, the Company may invest proceeds waiting to be deployed into cryptocurrencies that our Manager has determined to not qualify as securities. Investing in such cryptocurrencies would subject the Company to more potential risk of loss and volatility than the above mentioned insured banking products, but may also offer the Company the potential for higher returns during periods while it is waiting to deploy capital.

Business Plan

The Company has been organized to invest in income producing multifamily and commercial real estate primarily located within the Sunbelt of the United States. We may elect to acquire properties outside of the Sunbelt if they otherwise meet our investment criteria; however, we will not invest outside of the US. We intend to acquire undervalued, transitional, and operationally distressed assets. Our strategy is intended to capitalize on demographic shifts, job migration, and market imbalances to drive value and maximize returns for our investors.

We expect a majority of our properties to consist of multi-family properties; however, we may also invest in other income producing opportunities, including, but not limited to co-living spaces, senior and assisted living, light industrial, storage, RV parks, manufacturing facilities, data centers, parking, and power generation assets. For our multifamily properties, we primarily intend to acquire existing properties with opportunities for the Company to add value to the property and potentially increase investor returns through capital improvements, branding, repositioning, and restructuring. Additionally, we intend to focus on multifamily housing that addresses the long-standing shortage of affordable housing in proximity to employment centers. With housing prices rising faster than wages, multifamily and workforce housing offers an attractive investment by meeting the demand for affordable living in key locations, ensuring strong appreciation potential and a stable return over time.

Our Manager will extensively research the acquisition of each property and apply conservative underwriting policies, utilizing both market data and the transactional knowledge and experience and market relationships. We will follow a managed process to examine all elements of a potential investment, including a property's location, prospects for medium range appreciation, income potential, resale capacity, income tax considerations and liquidity. Only those assets meeting our investment criteria will be accepted for inclusion in our portfolio. Our Manager will also review investments based on investment type, investment size and investment risk to try to mitigate portfolio level risk where possible. Our Manager will analyze each potential investment's risk return profile and review financing sources, if applicable.

Our Manager has the authority to make all the decisions regarding our investments. The criteria that our Manager will consider when evaluating prospective investment opportunities include:

- macroeconomic conditions that may influence operating performance;

- real estate market factors that may influence real estate valuations;

- analysis of the real estate, zoning, operating costs and the asset's overall competitive position in its market;

- real estate and sales market conditions affecting the real estate;

- the estimated costs and timing associated with capital improvements of the real estate;

- a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

- review of third party reports, including appraisals, engineering and environmental reports;

- physical inspections of the real estate and analysis of markets; and

- the overall structure of the investment and rights in the transaction documentation.

In general, our Manager will look for properties with at least 70% existing occupancy, We may hold our assets in separate special purpose entities (each an "SPE") wholly or majority owned by the Company. We may also co-invest in assets, as determined by our Manager, which co-investors may be affiliated with our Manager. We may also make minority positioned investments if in-line with our overall business plan.

We expect to employ leverage to acquire our properties. Such debt is expected to range between 50% and 85% of the greater of acquisition cost or fair market value of each property. The terms of such debt will be negotiated and determined by our Manager.

Digital Assets

While it is waiting to deploy capital into real estate, the Company may elect to invest its capital into cryptocurrencies that our Manager has determined do not qualify as securities under the Securities Act. Initially, these cryptocurrencies will be limited to Bitcoin (BTC) and Ether (ETH). The Company has analyzed both Bitcoin (BTC) and Ether (ETH) and determined that, in the Company's opinion, they are not securities.

The Company will create policies and procedures to guide it in underwriting the acquisition of other digital assets, and we do not intend to acquire digital assets our Manager determines are securities.

The Company intends to invest no more than 40% of its net asset value in digital assets, but may have a greater or lower amount invested at any given time. The Company will limit investment in cryptocurrencies other than Bitcoin and Ether and other securities such that investment in all securities by the Company is limited to under 40% as a precautionary measure in case the SEC or other regulatory authorities determine that any crypto held by the Company constitutes a security and sell or otherwise adjust its holdings as necessary to remain under 40%. The Company will review its holdings on an annual basis.

Our process for analyzing and determining whether a particular digital asset constitutes a 'security' under Securities Act Section 2(a)(1) reflects a risk-based judgment, informed by our current understanding of the regulatory landscape and legal precedents. These internal assessments represent our perspective and are not definitive legal determinations. As such, they are not binding on regulatory authorities or judicial bodies. Our approach aims to responsibly navigate the complexities of the digital asset space, with the understanding that the classification of these assets may ultimately be determined by the interpretations and rulings of regulatory authorities and/or judicial bodies.

Furthermore, it is important for investors to be aware that the classification of our digital assets could impact our status under the Investment Company Act. Our effort to avoid being classified as an investment company hinges on the nature of our assets and their classification by state and federal regulators, including the SEC. Investors are encouraged to review this section to understand how regulatory determinations about the nature of our digital assets could affect our operations and legal status.

Competition

We will face competition from many sources when making our investments. Furthermore, our properties will compete with numerous other rental alternatives in attracting tenants. The number of competitive properties in a particular area, or any increased affordability of similar properties caused by declining market prices, fluctuating mortgage interest rates and government programs, could adversely affect our ability to retain our residents, lease apartment units and maintain or increase rental rates. These factors could materially and adversely affect us. The financial services industry is highly competitive, and we anticipate that we will encounter strong competition for loans. Price competition for loans might result in us earning less on our loans, which reduces net interest income. Some of the institutions with which we compete have substantially greater experience, resources, and lending limits and may offer services we do not provide. We expect competition may increase in the future because of legislative, regulatory, and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully

Governmental Regulation

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change. We will also be subject to federal state and local laws that affect property ownership generally, including environmental laws, certificates of occupancy limitations, and laws related to accommodations for persons with disabilities as well as landlord tenant laws.

Litigation

None of the Company, Manager, Sponsor nor their managers are subject to any current litigation or threatened litigation.

Transfer Agent

The Company has engaged Colonial Stock Transfer as our transfer agent, located at 7840 S 700 E, Sandy, UT 84070.

Fund Administrator

Initially our Manager will act as the fund administrator; however, our Manager may engage a third-party fund administrator on the Company's behalf to perform such services as tax preparation, bookkeeping, and distributions. In such event, our Manager will pay the administrator's fees.


THE OFFERING


The Company is offering a Target Offering Amount of $250,000 and a Maximum Offering Amount of $5,000,000 in Class A Units of the Company. The purpose of the Offering is to fund the Company's acquisition of real estate assets and operations. Unless we raise at least the Target Offering Amount by the Offering Deadline of August 15, 2026, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Class A Units are being offered at $1.00 each. The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $500, which is subject to adjustment in the Company's sole discretion.

Investors investing a minimum aggregate amount of $5,000 in the first 120 days from the date of this offering statement will receive Bonus Units as follows:

$5k-$9,999.99 investment receives 3% Bonus Units
$10k-$14,999.99 investment receives 4% Bonus Units
$15k+ investment receives 5% Bonus Units

Bonus Units are based on cumulative investment amounts aggregated over the applicable 120-day Bonus Unit investment period. Bonus Units will be issued after closing of such 120-day period.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, Andes Capital Group LLC. All committed funds will be held in escrow with North Capital Private Securities Corporation until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing(s) pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Andes Capital Group LLC, our Intermediary, will receive the following commissions and fees for acting as Intermediary:

$3,000 onboarding fee
3% of raise amount

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount.

		Target Amount					Maximum Offering Amount	
Gross Offering Proceeds		$	250,000.00				$	5,000,000
Offering Costs (include broker dealer, escrow, marketing, audit and similar offering costs)		$	10,000.00				$	200,000
Use of Net Proceeds:		$	240,000.00				$	4,800,000
(add and delete categories as applicable)								
Property Investments		$	220,000.00				$	4,620,000
Capital Improvements		$						
Ongoing legal and accounting fees		$	10,000.00				$	30,000
Marketing Fund Business		$	-				$	100,000
Working capital reserves		$	10,000.00				$	50,000
Total Usage		$	250,000.00				$	5,000,000

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Qualification

In order to purchase the Securities, investors must make a commitment to purchase Class A Units by completing the subscription process hosted our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies managed by North Capital Private Securities Corporation.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments but not been accepted as members of the Company. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least 21 days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Class A Units have been sold or the Offering Deadline. The Company may terminate this Offering any time prior to either of the foregoing events.

All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date. If an Investor does not cancel an investment commitment before a closing, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Investor funds will be held in escrow with North Capital Private Securities Corporation until eligible for disbursement to the Company following the Offering sales reaching the Target Offering Amount. After the initial disbursement, eligible funds may be disbursed prior to the close of the Offering.

The Company will return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Cancelation

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or other classing date established by the Company. The intermediary will notify investors when the Target Offering Amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.


CAPITAL STRUCTURE AND OWNERSHIP


Capitalization

The Company is authorized to issue two classes of Units, Class A and Class B. The Company is authorized to issue up to 100,000,000 Class A Units and 100 Class B Units. All Class B units have been issued to our Sponsor. No Class A Units have been issued.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have outstanding options, safes, convertible notes, or warrants.

Outstanding Debt

As of the date of this Form C, the Company has $98,125 due to affiliates of our Manager. The debt is not accruing interest and is due on demand. The Company may use proceeds from this offering to repay such amounts.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional membership interests. In other words, when the company issues more membership interests, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in the number of membership interests outstanding could result from different offerings (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds, or warrants) into membership interests.

If the Company decides to issue more Class A Units, an investor could also experience value dilution, with each Unit being worth less than before. There may also be earnings dilution, with a reduction in the amount earned per interest (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Additionally, if we issue Bonus Units pursuant to this Offering, some investors could experience immediate dilution.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per Unit.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its interests (or grants options over its interests) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their interests than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each interest of the same type is worth the same amount, and you paid more for your interests than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Different methods of valuation produce a different answer as to what your investment is worth. Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

The Company has ascribed no pre-offering valuation to the Company. The offering price for our current offering was determined arbitrarily and may not reflect the actual value of the Class A Units.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably 14 of 26 believes comes within any of such categories, at the time of the sale of the securities to that person. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Finally, no transfers may be approved, or assignee rights granted, unless the transfer: (a) is approved by our Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to our Manager, that is executed by the transferor, the transferee(s), and our Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and (e) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

A member of the Company may transfer its Class A Units without the consent of our Manager or any other member to a trust for his or her benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her immediate family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; or (e) cause any other material, adverse effect to the Company.

Corporate Actions/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Company's Sponsor, as holder of all Class B Units, controls the vote of all matters to be approved by the Class B Unit holders, which is all matters not reserved for approval of the Class A Unit holders. Its votes could have the effect of, inter alia, diluting investors, appointing or keeping managers without approval from investors, approving amendments to the Company's governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of the Units and Investors' returns on investment.

Additional issuances of securities.

Following your investment in the Company, the Company may sell Class Units to additional investors, which could dilute the percentage interest of the Investor in the Company. The Investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company. The Company may issue up to 100,000,000 Class A Units, only 5,000,000 (plus Bonus Units) of which are currently being offered in this Offering. The vote or consent of at least a majority of the Class A Units is required to authorize the Company to issue more than 100,000,000 Class A Units.

Issuer repurchases of securities.

The Company does not currently have a redemption policy. The Company Agreement allows our Manager amend the Company Agreement to create a redemption policy for the Company to redeem Class A Units from its members; provided that, such redemption policy may not purport to redeem more than 5% of the issued Class A Units in any year.

A sale of the issuer or of assets of the issuer.

Class A Unit holders are not entitled to vote on the purchase or sale of Company assets. They will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Manager and/or a majority of Class B Unit holders (our Sponsor). If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor will be equal to or exceed the value of the Investor's initial investment in the Company.

Summary of Company Agreement

The rights and obligations of the Company's members are governed by the Company Agreement, which each prospective investor will be required to be bound as a condition to purchasing Class A Units. Below are summaries of miscellaneous terms of the Company Agreement, which summaries are qualified by the actual terms of the Company Agreement, included with the Form C as Exhibit C.

The Members

The Members are not permitted to take part in the management or control of the business or operations of the Company. Assuming that the Company is operated in accordance with the terms of the Company Agreement, a member generally will not be liable for the obligations of the Company in excess of its total capital contributions and share of undistributed profits. However, a Member may be liable for any distributions made to the member if, after such distribution, the remaining assets of the Company are not sufficient to pay its then outstanding liabilities. The Company Agreement provides that the members will not be personally liable for the expenses, liabilities, or obligations of the Company.

Distributions

Unit holders will be entitled to distributions of cash from the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future costs and expenses related to the Company's operations (including reinvestment into additional Company Assets), as established in the reasonable discretion of our Manager ("**Distributable Cash**").

Distributions will be made quarterly in accordance with the terms of the Company Agreement, subject to available Distributable Cash. There can be no assurance as to the timing of a distribution or that we will pay a distribution at all.

Distributable Cash from operational cash flow will be distributed as follows:

- First, the Class A Members shall receive a cumulative, non-compounding preferred return of 8% per annum, calculated on their Unreturned Capital Contributions ("**Preferred Return**").
- Thereafter, the Class A Members shall receive 70% and the Class B Members shall receive 30% of any remaining Distributable Cash, ratably apportioned.

Distributable Cash from Capital Transactions (the sale or refinancing of properties) will be distributed as follows:

- First, the Class A Members shall receive any accrued but unpaid Preferred Return.

- Second, the Class A Members shall receive all remaining Distributable Cash until they receive all their Unreturned Capital Contributions.
- Thereafter, the Class A Members shall receive 70% and the Class B Members shall receive 30% of any remaining Distributable Cash, ratably apportioned according to their respective Class A and Class B Membership Interests.

The Company, in the sole discretion of our Manager, may elect to reinvest cash from Capital Transactions into additional Company assets rather than distributing it as Distributable Cash. Distributions shall be prorated for any member who was not a member of the Company for the entire period for which a distribution is made based on the percentage of the distribution period for which the person was a member.

Allocations

Except as otherwise provided in the Company Agreement, profits and losses (including individual items of profit, income, gain, loss, credit, deduction and expense) of the company will be allocated among the members in a manner such that the capital account balance of each member, immediately after making that allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to that member pursuant to section 12.4 of the Company Agreement if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their fair market value as reasonably determined by the manager, all company liabilities were satisfied (limited with respect to each nonrecourse liability to the fair market value of the assets securing that liability), and the net assets of the company were distributed in accordance with section 12.4 of the Company Agreement to the members immediately after making that allocation, adjusted for applicable special allocations, computed immediately prior to the hypothetical sale of assets.

In the event that members are issued units on different dates, the profits or losses allocated to the members for each fiscal year during which members receive units will be allocated among the members in accordance with section 706 of the code, using any convention permitted by law and selected by the manager. For purposes of determining the profits, losses and individual items of income, gain, loss credit, deduction and expense allocable to any period, profits, losses and any other items will be determined on a daily, monthly, or other basis, as determined by the manager using any method that is permissible under section 706 of the code and the treasury regulations. Except as otherwise provided in the Company Agreement, all individual items of Company income, gain, loss, and deduction will be divided among the members in the same proportions as they share profits and losses for the fiscal year or other period in question, except as modified to give effect to the special allocations described in section 4.4 of the Company Agreement.

Allocation of profits and losses may be modified by subsequent agreement to conform to adjustments made to the membership interests because of loans to the company converted to contributions to capital, any non-uniform distributions of cash, and any liquidating distributions. Further, if, in the opinion of counsel to the company, there is a change in the federal income tax law (including the code as well as the treasury regulations, rulings, and administrative practices thereunder) which makes modifying the allocation provisions of this article iv necessary or prudent to preserve the underlying economic objectives of the members as reflected in this agreement, the manager shall make the modification necessary to achieve such purpose.

The Company is also subject to the special allocation tax rules applicable to partnerships.

Voting and Control

Class A Units have limited voting rights. The vote or consent of holders of at least a majority of the issued Class A Units is required for the following acts:

- The removal of our Manager for good cause (see below).

- The existence of the Company past the date 5 years from its formation (the Manager may extend this date by two years without member approval).

- The existence of the Company past the date 5 years from its formation (the Manager may extend this date by two years without member approval).

- Payment of additional compensation to our Manager or its affiliates past that authorized in the Company Agreement.

- The acquisition of Company assets past the date 3 years from the Company's formation date (this date may be extended by our Manager for an additional six months without member approval).

- The addition of additional classes of Units; provided, that, our Manager may add additional classes without consent if such additional classes do not dilute the distributions that would be received by Class A members before such addition.

All other matters subject to member vote may not be voted on by Class A Unit holders and only Class B Unit holders will be entitled to vote on such matters. The vote or consent of holders of at least a majority of the issued Class B Units is required for the following acts:

- The appointment of a Manager.

- Dissolution of the Company, although our Manager may elect to dissolve the Company without such vote.
- The acquisition or merger of the Company where the Company is not the surviving party.

- Amendment of the Company Agreement, other than as described in Section 14.3 of the Company Agreement (giving our Manager authority to amend the Company Agreement in certain circumstances) or requiring Class A Member approval

- Such other matters as are required by the Company Agreement, not reserved for the Class A Unit holders, and the WLLCA.
.

Term and Dissolution

The term of the Company commenced upon the filing of the Company's Certificate of Formation with the Wyoming Secretary of State on May 21, 2025, and will last in perpetuity or until such time as the winding up and liquidation of the Company and its business is completed following a liquidating event.

The Company will be dissolved upon the occurrence of any of the following events:

- In the sole discretion of our Manager, after the liquidation and subsequent distribution of all Company assets to the members; provided that, if our Manager intends to dissolve the Company on any date after the date five years from the date the Company was formed, it must first get consent of a majority of the Class A Units (the Manager may extend this date by two years).

- The vote of at least a Required Unit of the voting Class B Units.

- The withdrawal of our Manager unless (i) the Company has at least one other Manager, or (ii) within 90 days after the withdrawal, the Members vote to continue the business of the Company and to appoint one or more additional Managers.

- The withdrawal of all the Members unless the Company is continued in accordance with the Act.

- The entry of a decree of judicial dissolution

Manager Removal and Resignation

Manager may be removed only for Good Cause by Class A members holding seventy-five percent (75%) of the Class A Units (excluding those of our Manager or any members who are affiliates of our Manager). For purposes of the foregoing, "Good Cause" means that our Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Company. In the event the Members vote to remove a Manager for Good Cause, our Manager shall have the right to submit the question of whether sufficient grounds for removal exist to binding arbitration to be conducted as further described in the Company Agreement and such removal shall not be effective until the arbiter in such proceeding finds that Good Cause did exist.

If a Manager is removed for Good Cause, it shall not affect its or its Affiliates' Unit ownership or right to vote and receive Distributable Cash. No Member, including our Manager, if applicable, will have any special right to withdraw upon removal of a Manager.

In the event that a Manager or its principal is a guarantor for any loan on behalf of the Company, applicable lenders' consent and the Company's indemnification of our Manager shall be required prior to any act to remove our Manager.

A Manager may resign at any time.

Because our Manager does not hold the Class B Units or receive a transferable carried interest, if our Manager is removed, there will be no carried interest to transfer to a new manager, which may make finding a replacement manager more difficult or more costly for the Company, which could reduce investor returns.

Additional Capital Contributions

Additional capital contributions may not be required.

Access to Company Information

Members, but not assignees, may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as our Manager may specify, subject to such reasonable restrictions as may be imposed by our Manager. All expenses attributable to any such examination or audit shall be borne by such member.

Reports

Within 120 calendar days after the end of the fiscal year, our Manager will use its commercially reasonable efforts to circulate to each Member electronically by e-mail or made available via an online platform a financial statement prepared in accordance with U.S. GAAP, which includes a balance sheet, profit and loss statement and a cash flow statement and confirmation of the number of Units outstanding as of the end of the most recent fiscal year; provided, that notwithstanding the foregoing, if the Company is required to disclose financial information pursuant to the Securities Act or the Exchange Act, then compliance with such provisions shall be deemed compliance with this section and no further or earlier financial reports shall be required to be provided to the Members.

Dispute Resolution

Because the fundamental nature of the Company is to provide an opportunity for the Members to receive cash distributions of profits from Company operations, it is imperative that disputes between a Member and the Company and/or a Manager or between Members are not allowed to extinguish or diminish the profits available to other Members. Thus, the Company Agreement contains a detailed internal alternative dispute resolution procedure (in lieu of litigation) which requires the parties to any dispute to engage in good-faith negotiations for no less than 90 days, followed by a minimum of 3 face-to-face mediations, and, as a last resort, binding arbitration, all of which shall be performed in accordance with the rules of the American Arbitration Association and will take place in the county of the principal office of the Company.

In the event of a dispute, a Member is limited to seeking its initial capital contributions plus any Distributable Cash to which it is entitled. Each party will bear its own attorneys' fees and costs regardless of the outcome. In the event arbitration is required, discovery will be limited, and, by signing the Company Agreement, the parties are giving up their rights to a jury trial. Our Manager will be required to maintain the *status quo* with respect to Company operations and distributions pending the outcome of any dispute, except for any distributions to the complaining Member, which will be held in trust pending the outcome of the proceeding. Investors are encouraged to seek their own legal counsel as to the effect of this provision.

The arbitration provisions may not apply to claims under the Securities Act or Securities Exchange Act of 1934, each as amended from time to time.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as Exhibit E.

Operations, Liquidity, and Capital Resources

The Company was formed in Wyoming on May 21, 2025. The Company is in its development stage and has not yet acquired any assets. Since inception, the Company has formed its business plan and prepared for this Offering. The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy.

We have not generated any revenues to date and do not expect to generate revenues for at least the first 12 months from raising the Target Offering Amount. The Company currently owes $98,125 to our affiliates of our Manager for expenses relating to our organization and this Offering.

Cash and Cash Equivalents

The Company has $0 cash and cash equivalents on hand. All expenses are currently being paid by our Manager and/or its affiliates, who will be reimbursed through Offering proceeds.

Capital Expenditures and Other Obligations

The Company does not have any material capital commitments or obligations but will commit a significant portion of its capital towards the investment in properties.

Trends and Uncertainties

The Company has not begun operations and therefore unaware of an trends in its business. The Company expects to be affected by trends that effect the market in general and income generating income.

The Company is a newly formed multifamily real estate investment fund and has not yet begun operations. However, it expects to be affected by trends such as interest rate fluctuations, rental demand, housing affordability, construction costs, and broader economic conditions impacting income-generating real estate.

Previous Offerings of Securities

The Company has not previously conducted any offerings for its securities.

TRANSACTIONS WITH RELATED PERSONS
AND CONFLICTS OF INTEREST

Related Party Transactions

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's• length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

We have issued our Sponsor our Class B Units as detailed in "Capital Structure and Ownership." Accordingly, it is a member of the Company.

Our Sponsor and its affiliates have advanced expenses to the Company, that will be reimbursed through Offering proceeds. The total amount due is approximately $98,125.

Conflicts of Interest

The proposed method of operation of the Company and Company creates certain inherent conflicts of interest among the Company, our Manager, the members, and their affiliates. Our Manager, the members, and their affiliates may act, and are acting, as managers of other limited liability companies, as general partners of partnerships, or in a managerial capacity in other businesses. Our Manager and its affiliates have existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other entities. Prospective Investors should carefully consider these important conflicts of interest and those described with the risk factors before investing in the Company. Additional conflicts of interest may be, but are not limited to, the following:

The proposed method of operation of the Company and Company creates certain inherent conflicts of interest among the Company, our Manager, the members, and their Affiliates. Our Manager, the members, and their affiliates may act, and are acting, as managers of other limited liability companies, as general partners of partnerships, or in a managerial capacity in other businesses. Our Manager and its affiliates may be involved with or become involved with similar investments or businesses. Payments to our Manager, the members, and their affiliates for services rendered to the Company have not been and will not be determined by arm's length negotiations.

The Wyoming Limited Liability Company Act ("WLLCA") contains certain provisions that provide for fiduciary duties on a limited liability company's manager (including the duties of loyalty and care) but allow the members of the limited liability company to change or limit these duties by mutual agreement. Pursuant to the Company Agreement, the members have waived such fiduciary duties to the maximum extent permitted. Our Manager may compete with the Company and is not required to present corporate opportunities to the Company. Notwithstanding the foregoing, unless consented to by more than 50% of the Class A Units, our Manager and its affiliates will not organize a new commingled fund with investment objectives and strategies substantially similar to those of the Company until at least 80% of all of the Company's capital contributions have been invested in or committed to a company asset at least once. In the event our Manager or its affiliates organize such new fund, our Manager must create allocation policies to govern how investment opportunities will be equitably allocated between the Company and the new fund, as reasonably determined by our Manager.

Our Manager, certain members, and their affiliates will receive compensation from the Company. Payments to Our Manager, the members, and their affiliates for services rendered to the Company or the Company have not been and will not be determined by arm's length negotiations. Additionally, the existence of our Manager's membership interest in distributions may create an incentive for our Manager to make more risky business decisions than it would otherwise make in the absence of such carried interest.

Our Manager and its affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to our Manager and certain of its affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

MATERIAL TAX CONSIDERATIONS

Investors should be aware of the material Federal and State income tax aspects of an investment in the Class A Units. Investors should consult with their tax professional to determine the effects of the tax treatment of Class A Units with respect to their individual situation. No information contained herein, nor in any prior, contemporaneous, or subsequent communication should be construed by a prospective Investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the Securities offered herein. In making an investment decision, Investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be "written advice," as defined in Circular 230 published by the U.S. Treasury Department. In addition the Company has not requested an IRS ruling as to the Company's classification as a partnership for federal income tax purposes.

Reporting Status of the Company

The Company be treated as a partnership for Federal and State income tax purposes. By maintaining partnership tax status, the Company will not report income or loss at the Company level but will report to each member their pro rata share of profits and losses from operations and disposition. This process will make the Company a pass-through entity for tax purposes.

Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not generally a taxable entity. A member will be required to report on their federal tax return their distributable share of partnership profit, loss, gain, deductions, or credits. cash distributions may or may not be taxable, depending on whether such cash distribution is being treated as a return of capital or a return on investment. Tax treatment of the cash distributions will be treated according to appropriate tax accounting procedure as determined by the Company's tax advisor.

Basis of the Company

An original tax basis will be established for the Company. The tax basis of the Company will be adjusted during the operations of the Company under applicable partnership tax principles.

Basis of a member

A member will establish their original tax basis based on the amount of their initial capital contribution. Each member's tax basis will be adjusted during operations of the Company by principles of subchapter K of the Internal Revenue Code. A member may deduct, subject to other tax regulations and provisions, their share of Company losses only to the extent of the adjusted basis of their interest in the Company. Members should seek qualified tax advice regarding the deductibility of any Company losses.

Cost Recovery and Recapture

Our Manager may apply the current cost recovery rules to the improved portion of any real property according to the relevant Internal Revenue Code sections, namely: straight-line, using a 27.5-year useful life for residential property and thirty-nine (39) years for non-residential property. Our Manager may elect to use the cost segregation method of depreciation for any personal property associated with real property it acquires on behalf of the Company.

The annual cost recovery deductions that must be taken by the Company will be allocated to the members based on their Class A Units in the Company. The cost recovery deductions will be available to the members to shelter the principal reduction portion of the debt service payments and part of the cash flow distributed by the Company.

According to the current tax code, cost recovery deductions taken during operations may be required to be reported on the sale of the Company assets and may be taxed at a twenty-five percent (25%) marginal rate, not the more favorable long-term capital gains rates.

Deductibility of Prepaid and Other Expenses

The Company will incur expenditures for legal fees in association with the set-up of the Company. These expenditures will be capitalized and will be deducted on dissolution of the Company based on current tax law.

The Company will incur expenditures for professional fees associated with the preparation and filing of the annual income tax and informational return and the preparation of Schedule K-1 reports to be distributed to the members. These expenditures will be deducted on an annual basis. All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

Taxable Gain

Members may receive taxable income from Company operations, from the sale or other disposition of a member's Class A Units, from disposition of the Company assets, or from phantom income. Presently, the maximum Federal tax rate on cost recovery recapture is twenty-five percent (25%). The balance of the taxable gain will be taxed at the capital gain tax rate in effect at that time. Investors should check with their tax professional for information as to what capital gains tax rate applies to them.

From Operations

Our Manager is projecting that there will be taxable income to distribute to the members on the Schedule K-1 report provided to each member annually.

From Disposition, Dissolution and Termination

On disposition of the Company assets or on dissolution and termination of the Company, which will likely be caused by the sale of the Company assets, the members may be allocated taxable income that may be treated as ordinary income or capital gain.

In addition, the members may receive an adjustment in their capital account(s) that will either increase or decrease the capital gain to be reported. The Agreement describes the operation of capital accounts for the Company and the members.

From Sale or Other Disposition of a Member's Units

A member may be unable to sell their Class A Units in the Company, as there may be no market. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a member's Class A Units, the member will report taxable gain to the extent that the sale price of the Unit exceeds the member's adjusted tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the member and will be taxed at the cost recovery tax rate in effect at that time. members should seek advice from their qualified tax professional in the event of the sale of the member's Unit.

Phantom Income

It may occur that in any year the members will receive an allocation of taxable income and not receive any cash distributions. This event is called receiving phantom income as the member has taxable income to report but receives no cash. In this event, the members may owe tax on the reportable income, which the member will need to pay out of pocket.

Unrelated Business Income Tax (UBIT)

An Investor who is tax exempt (such as a charitable organization), or who acquires Class A Units through a tax-exempt vehicle (such as an Individual Retirement Account) may be subject to Unrelated Business Income Tax (UBIT). Our Manager recommends that Investors contact their qualified tax advisor to determine how/whether the application of UBIT may apply to them.

Audits

Election Out of Bipartisan Budget Act Audit Rules

Effective for partnership returns for tax years beginning on or after January 1, 2018, partnerships will be subject to the audit rules of sections 6221 through 6241 of the Internal Revenue Code, as amended by Bipartisan Budget Act of 2015 (BBA). Under the previous rules, partnership audits (subject to certain exceptions for small partnerships) were conducted at the partnership level, through interaction with a Tax Matters Partner (TMP) authorized to bind all partners (subject to participation in some instances by Notice Partners). Tax adjustments were made at the partnership level, but the adjustments would flow through to the partners who were partners during the year(s) under audit. Collection would then occur at the partner level.

Under the BBA audit rules, the IRS will assess and collect tax deficiencies directly from the partnership at the entity level. Generally, the tax is imposed on and paid by the partnership in the current year, calculated at the highest individual rate. The result is that the underlying tax burden of the underpayment may be shifted from the partners who were partners during the year(s) under audit to current partners.

In addition, the positions of TMP and Notice Partners have been eliminated and replaced with a Partnership Representative, which must be designated annually on the partnership's timely filed return. The Partnership Representative has the sole authority to act on behalf of the partnership and the partners in an audit, and those powers cannot be limited.

A partnership may elect out of the BBA audit rules if certain conditions are met. In order to elect out, the partnership must issue 100 or fewer K-1s each year with respect to its partners. Moreover, each partner must be either an individual, a C corporation, a foreign entity that would be treated as a C corporation if it were domestic, an S corporation, or the estate of a deceased partner. Thus, a partnership is ineligible to elect out if any partner is a trust (including a grantor trust), a partnership, or a disregarded entity, such as an LLC where the social security number of the individual member is used for income tax reporting purposes. The election must be made annually on the partnership's timely filed return and must include a disclosure of the name and taxpayer identification number of each partner. In the case of a partner that is an S corporation, each K-1 issued by the S corporation partner counts toward the limit of 100 K-1s. The partnership must notify each partner of the election out.

It is the intent of the Company to elect out of the BBA audit rules, if possible. By electing out of the BBA audit rules, the Company will be subject to audit procedures similar to the TEFRA and pre-TEFRA rules, but the IRS will be required to assess and collect any tax that may result from the adjustments at the individual partner level. However, this opt-out provision likely will not be available to the Company based on the tax classification of the members.

Members will be required timely to furnish the Company with the information necessary to make the annual election, and the Company will be authorized to provide such information to the IRS.

Push Out Election (Audit)

The "push out" election of Internal Revenue Code section 6226 provides an alternative to the general rule that the partnership must pay any tax resulting from an adjustment made by the IRS. Under section 6226, a partnership may elect to have its reviewed year partners consider the adjustments made by the IRS and pay any tax due as a result of those adjustments. The partnership must make the "push out" election no later than 45 days after the date of the notice of final partnership adjustment and must furnish the Secretary and each partner for the reviewed year a statement of the partner's share of the adjustment.

If the Company fails to make a valid election out of the BBA audit rules or is otherwise disqualified from electing out of their application, the Company intends to elect the application of the "push out" procedures. In the event of a push out, a former member may owe additional tax if they were a member during the reviewed year.

RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective member that is an employee benefit plan or trust (an "ERISA Plan") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), or an individual retirement account ("IRA") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, Our Manager of the Company would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "Plan Regulations") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in each of the Properties of the entity, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intends to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the Plan Regulations. Therefore, it is not expected that the Company assets will constitute "plan assets" of plans that acquire interests.

Under Plan Regulations, for a fund to qualify as a real estate operating company ("REOC"), at least fifty percent (50%) of its assets must be invested in qualifying real estate as of the date of its first long-term investment and on at least one day during each annual valuation period that follows. A first investment of a REOC must be in qualifying real estate to qualify for the exemption. In addition, the fund must possess and actually exercise (itself or through independent contractors) the right to directly manage or develop the real estate in its ordinary course of business.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than twenty-five percent (25%) of the value of the members' Units so that equity participation of benefit plan investors will not be considered "significant." The Company reserves the right, however, to waive the twenty-five percent (25%) limitation. In such an event, the Company would expect to seek exemption from application of "plan asset" requirements under the real estate operating company exemption.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is an appendix or Exhibit to this Form C.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.nbscapitalgroup.com.

The Company must continue to comply with the ongoing reporting requirements until:

  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found the Company's investor portal at: https://www.operaalts.com/login?partner=nbs.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by investors prior to purchasing Securities:

Exhibit B   Articles of Organization
Exhibit C   Company Agreement
Exhibit D   Subscription Agreement
Exhibit E   Audited Financial Statements
Exhibit F   Intermediary Contract
Exhibit G   Escrow Contract